SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January, 2009	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE
Attached as Exhibit 1 to this Form 6-K is Agrium Inc.’s (the “Company”) Amended and Restated Stock Option and Tandem SAR Plan, as amended on May 9, 2005, December 13, 2005, February 21, 2007, February 27, 2008 and December 12, 2008. This Amended and Restated Stock Option and Tandem SAR Plan amends the Company’s Amended and Restated Stock Option and Tandem SAR Plan that was previously filed with the U.S. Securities and Exchange Commission on May 29, 2007 as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-143334), and is expressly incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-114276, 333-132207 and 333-143334).

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: January 7, 2009	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Amended and Restated Stock Option and Tandem SAR Plan as Amended May 9, 2005, December 13, 2005, February 21, 2007, February 27, 2008, and December 12, 2008

AGRIUM INC.
AMENDED AND RESTATED
STOCK OPTION AND TANDEM SAR PLAN
Effective Date: January 1, 2004
As Amended May 9, 2005, December 13, 2005, February 21, 2007,
February 27, 2008, and December 12, 2008

AGRIUM INC.
AMENDED AND RESTATED
STOCK OPTION AND TANDEM SAR PLAN
Effective Date: January 1, 2004
As Amended May 9, 2005, December 13, 2005, February 21, 2007, February 27, 2008, and
December 12, 2008
1.	PURPOSE OF PLAN

The purpose of the Plan is to assist officers and employees of the Corporation and of any Affiliate to participate in the growth and development of the Corporation and its Affiliates by providing such persons with the opportunity, through nonstatutory stock options and share appreciation rights, to participate in an increase in the value of the Corporation along with the shareholders of the Corporation.

2.	DEFINED TERMS
In the Plan, the following terms shall have the following meanings, respectively:

2.1	“Affiliate” means an “affiliate” of the Corporation as defined in Section 1.2 of National Instrument 45-106 — Prospectus and Registration Exemptions, and for purposes of Section 1.2(b) thereof, “control” shall be interpreted with reference to Section 2.23 thereof;

2.2	“Board” means the board of directors of the Corporation or, if established and duly authorized to act with respect to this Plan, any committee of the board of directors of the Corporation;

2.3	“Business Day” means any day, other than a Saturday or a Sunday, on which the New York Stock Exchange, and, where the context permits, any other exchange on which the Shares are listed from time to time is open for trading including without limitation the Toronto Stock Exchange;

2.4	“Change in Ownership or Control” has the meaning set out in Schedule “A”;

2.5	“Code” means the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereto;

2.6	“Corporation” means Agrium Inc.;

2.7	“Disability” means the physical or mental long-term inability of an Optionee who is an officer or employee of the Corporation or an Affiliate to substantially fulfill his or her duties and responsibilities on behalf of the Corporation or, if applicable, an Affiliate, in respect of which such Optionee commences receiving, or is eligible to receive, long-term disability benefits under a long-term disability plan of the Corporation or an Affiliate; in the case of an Optionee who is an officer or employee of the Corporation or an Affiliate and who is not a member of a long-term disability plan of the Corporation or an Affiliate, “Disability” means a physical or mental impairment that prevents the Optionee from engaging in any employment for which the Optionee is reasonably suited by virtue of the Optionee’s education, training, or experience and that can reasonably be expected to last for the remainder of the Optionee’s lifetime, as determined by the Human Resources & Compensation Committee of the Board;

2.8	“Eligible Person” means any officer or full-time employee of the Corporation or of any Affiliate;

2.9	“Exercise Price” means the price per Share in U.S. dollars at which Shares may be purchased under the Option or at which SARs are granted; provided that the Exercise Price may not be less than the Market Price of the Shares in U.S. dollars on the date the Option and/or SAR is granted, which date must be a Business Day, as the same may be adjusted from time to time in accordance with Article 10;

2.10	“Insider” means:
(i)	an insider (as defined in Section 1(aa) of the Securities Act (Alberta)), except that a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary or an affiliate (as defined in Sections 4 and 2, respectively, of the Securities Act (Alberta)) of the Corporation shall not be an insider for purposes hereof, unless such director or senior officer:
(a)	in the ordinary course receives or has access to information as to material facts or material changes concerning the Corporation before the material facts or material changes are generally disclosed;

(b)	is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101 – Insider Reporting Exemptions); or

(c)	is an insider of the Corporation in a capacity other than as a director or senior officer of the subsidiary or affiliate of the Corporation; and
(ii)	an associate (as defined in Section 1(c) of the Securities Act (Alberta)) or affiliate of any person who is an insider by virtue of clause (i) above;
2.11	“Market Price” in U.S. dollars, at any date in respect of the Shares shall be (a) the closing price of the Shares on the New York Stock Exchange in U.S. dollars on the last Business Day preceding the date on which the Option and/or SARs are granted by the Board; or (b) in the discretion of the Board, such price as may be determined by any other valuation method permitted by Treasury Regulation 1.409A-1(b)(5)(iv)(A) which is approved by the Board and satisfactory to the Toronto Stock Exchange;

2.12	“Option” means a written or electronic agreement to purchase Shares granted under the Plan and which, for United States taxpayers, shall be subject to taxation under Code Section 83;

2.13	“Optionee” means an Eligible Person to whom an Option has been granted;

2.14	“Plan” means this written plan document, as amended from time to time, which must always be in a written or electronic format;

2.15	“SAR” and “SARs” have the meanings ascribed thereto in Section 6 hereof;

2.16	“Security Based Compensation Arrangement” has the meaning ascribed in Section 613(b) of the Toronto Stock Exchange Company Manual, and includes:
(a)	stock option plans for the benefit of employees, insiders, service providers, or any one of such groups;

(b)	individual stock options granted to employees, service providers, or insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders;

(c)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(d)	stock appreciation rights involving issuances of securities from treasury;

(e)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and

(f)	security purchases from treasury by an employee, insider, or service provider which is financially assisted by the Corporation by any means whatsoever.
2.17	“Shares” means the common shares of the Corporation, or, in the event of an adjustment contemplated by Article 10, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; provided, however, that, with respect to US Taxpayers, only stock which is “service recipient stock” as defined in Treasury Regulation 1.409A-1(b)(5)(iii) may be Shares subject to an Option or SAR;

2.18	“Surrender Price” in U.S. dollars, shall be determined on the date a SAR is exercised by either (1) with respect to US Taxpayers, the closing price of a Share on the New York Stock Exchange on a Business Day in regard thereto or, in the discretion of the Board, by any other valuation method permitted by Treasury Regulation 1.409A-1(b)(5)(iv)(A); and (2) with respect to all Eligible Persons who are not US Taxpayers, the highest price of a Share on the New York Stock Exchange in U.S. dollars, or if the Shares are not listed on the New York Stock Exchange, then the highest price of a Share on the Toronto Stock Exchange on such date converted to U.S. dollars, or if the Shares are not listed on any stock exchange, then on the over-the-counter market on the date.

2.19	“US Taxpayers” means any one or more Eligible Persons whose exercise of an Option and/or SAR is subject to income taxation by the United States of America.
3.	ADMINISTRATION OF THE PLAN
3.1	The Plan shall be administered by the Board.

3.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan, to:
(a)	establish policies and to adopt rules and regulations for carrying out the purposes, provisions, and administration of the Plan;

(b)	interpret and construe the Plan and to determine all questions arising out of the Plan and any Option or SAR granted pursuant to the Plan, and any such interpretation, construction, or termination made by the Board shall be final, binding, and conclusive for all purposes on the Corporation and the Optionee;

(c)	grant Options;

(d)	determine which Eligible Persons are granted Options;

(e)	determine the number of Shares covered by each Option;

(f)	determine the Exercise Price (which must be paid in cash or cash equivalent);

(g)	determine the time or times when Options will be granted and exercisable;

(h)	determine if the Shares that are subject to an Option will be subject to any restrictions upon the exercise of such Option;

(i)	determine if SARs will be granted in connection with each Option; and

(j)	prescribe the form of documents relating to the grant, exercise, and other terms of Options.
4.	SHARES SUBJECT TO PLAN

Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 10, shall not exceed the aggregate number of Shares approved by the shareholders of the Corporation to be reserved for issuance under the Plan, from time to time, which number of Shares is, as at February 27, 2008, 13,650,625. Shares in respect of which Options are not exercised or in respect of which Options are terminated on the exercise of connected SARs shall be available for subsequent Options under the Plan. No fractional shares may be purchased or issued under the Plan.

5.	ELIGIBILITY, GRANT, AND TERMS OF OPTIONS
5.1	Options may be granted to Eligible Persons and shall be evidenced by a written or electronic agreement. The number of Shares subject to the Option must be fixed on the original date of the grant of the Option.

5.2	Subject to, and except as herein and as otherwise specifically provided for in this Plan, the number of Shares subject to each Option, the Exercise Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option, and other terms and conditions relating to each such Option shall be determined by the Board; provided however, that, with respect to US Taxpayers, the Option terms shall always comply with Treasury Regulation 1.409A-1(b)(5)(i)(A) and shall not include any feature for the deferral of compensation other than the deferral of recognition of income from the exercise of the Options. Further, if no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:
(a)	the period during which an Option shall be exercisable shall be ten years from the date the Option is granted to the Optionee;

(b)	the Option shall vest as to 25% of the number of Shares granted by such Option on each of the first through fourth anniversaries of the grant of such Option; and

(c)	the Exercise Price shall be deemed to be the Market Price of the Shares in U.S. dollars on the date the Option is granted, which date must be a Business Day.
5.3	The Exercise Price of Shares that are subject to any Option shall in no circumstances be lower than the Market Price of the Shares as at the date of the grant of the Option.

5.4	The total number of Shares to be optioned to any Optionee under this Plan shall not exceed 5% of the issued and outstanding Shares (on a non-diluted basis) at the date of the grant of the Option.

5.5	The maximum number of Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of Shares reserved for issuance to Insiders under any other Security Based Compensation Arrangement.

5.6	The maximum number of Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Shares issued under the Plan or any other Security Based Compensation Arrangement over the preceding one year period. The maximum number of Shares which may be issued to any one Insider under the Plan or any other Security Based Compensation Arrangement within a one year period shall be 5% of the Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Shares issued to such Insider under the Plan or any other Security Based Compensation Arrangement over the preceding one year period.

5.7	Any entitlement to acquire Shares granted pursuant to the Plan or any other Security Based Compensation Arrangement prior to the Optionee becoming an Insider shall be excluded for the purposes of the limits set out in 5.5 and 5.6 above.
5.8	(a)	Except as provided in Section 5.8(b) hereof, an Option is personal to the Optionee and is non-transferable and non-assignable, other than by will or the laws relating to intestacy.
(b)	Notwithstanding Section 5.8(a) hereof, an Optionee may transfer an Option (other than an incentive stock option under Code Section 422) to any of the following permitted assigns:
(i)	the Optionee’s spouse;

(ii)	a trustee, custodian, or administrator acting on behalf of or for the benefit of the Optionee or the Optionee’s spouse;

(iii)	a personal holding corporation, partnership (including a family limited partnership), family trust or other entity controlled by the Optionee or the Optionee’s spouse, or the shareholders, partners, or beneficiaries of which are any combination of the Optionee, the Optionee’s spouse, the Optionee’s children, or the Optionee’s grandchildren;

(iv)	an individual or other person in that person’s capacity as a trustee, executor, administrator, or personal or other legal representative controlled by the Optionee or the Optionee’s spouse; or

(v)	a registered retirement income fund or a registered retirement savings plan (as each such term is defined in the Income Tax Act (Canada)) of the Optionee or the Optionee’s spouse.
5.9	Notwithstanding Section 5.8, for Optionees who are US Taxpayers, an Option may be exercisable only by such Optionee during his lifetime unless transferred in connection with a divorce. An Option may not be transferred in connection with a divorce if the Option is unvested at the time of transfer or if the Optionee’s rights to the Option are subject to substantial contingencies at the time of transfer.

6.	ELIGIBILITY, GRANT, AND TERMS OF TANDEM SARS

At the discretion of the Board, an Option granted under this Plan on or after January 1, 2004, may have connected therewith, at or after the time of the grant, a number of stock appreciation rights (a “SAR” or “SARs”), which number must be fixed on the date of the grant of the SARs and shall be equal to the number of Shares covered by the Option. The grant of any SAR shall be in a written or electronic document. Each SAR in respect of a Share shall entitle the Optionee, at his or her option, and subject to satisfaction of any applicable vesting condition, to surrender to the Corporation on any Business Day, unexercised, the right to subscribe for such Share pursuant to the related Option. Upon such exercise, the Optionee shall receive from the Corporation or an Affiliate, as applicable, cash in an amount equal to the excess of the Surrender Price over the Exercise Price provided in the related Option, net of any applicable withholding (including employment taxes). Each exercise of a SAR in respect of a Share covered by a related Option shall terminate that Option in respect of such Share and such Option in respect of such Share shall be of no further force or effect. Unexercised SARs shall terminate when the related Option is exercised or such Option terminates or expires, as applicable. A SAR is personal to the Optionee and is non-transferable and non-assignable, except in connection with the transfer of an Option in accordance with Section 5.8 hereof. Notwithstanding any other Plan provision, this Article 6 shall at all times comply with the requirements of Treasury Regulation 1.409A-1(b)(5)(i)(B) in regard to any SARs owned by Optionees who are US Taxpayers and shall not include any feature for the deferral of compensation other than the deferral of recognition of income from the exercise of the SARs.

7.	TERMINATION OF POSITION AND CHANGE IN OWNERSHIP OR CONTROL
7.1	Subject to Section 7.2 hereof and to any express resolution passed by the Board with respect to an Option, an Option and all rights to purchase Shares pursuant thereto shall expire in accordance with the terms of the Option.

7.2	If, before the expiry of an Option in accordance with the terms thereof, the employment of the Optionee by the Corporation or by any Affiliate or the position of Optionee as a director of the Corporation shall terminate for any reason whatsoever, or in the event of a Change in Ownership or Control of the Corporation, such Option may, subject to the terms of the Option, the terms of any employment agreement between the Corporation or any Affiliate and the Optionee, and any other terms of the Plan, be exercised by the Optionee, or, if the Optionee is deceased, by the legal or personal representative(s) of the estate of the Optionee, on the following basis[1]:

[1]	Amendments to Section 7.2 of the Plan were approved by shareholders effective May 10, 2000. The Section 7.2 reproduced here is the Section as amended on May 10, 2000. This Section applies to all options granted subsequent to that date and all options granted prior to that date where the optionholder has agreed to have the revised Section 7.2 apply to those options. The prior Section 7.2 would continue to apply to options granted prior to May 10, 2000, for which the optionholders have not agreed to have the revisions apply. The prior Section 7.2 that would apply in these circumstances is attached as Schedule “B” to this plan.

Reason for
Termination	Acceleration of Vesting	Expiry of Option

Optionees Other Than Directors

Death	Immediate full vesting	Earlier of scheduled expiry date of the Option and one year from event

Termination without cause	Immediate full vesting	Earlier of scheduled expiry date of the Option and one year from the end of the agreed or otherwise binding severance period

Change in Ownership or Control	Immediate full vesting	Earlier of scheduled expiry date of the Option and the expiry date fixed by resolution of the Board

Retirement at age 65	In accordance with the terms of the Options	Earlier of the scheduled expiry date of the Option and four years from date upon which Optionee ceases employment with the Corporation

Retirement required by Corporation before age 65	In accordance with the terms of the Options	Earlier of the scheduled expiry date of the Option and four years from date upon which notice of dismissal or termination of employment is provided to the Optionee by the Corporation.

Early retirement at the election of Optionee upon Optionee attaining both age 55 and 20 years or more of service with the Corporation or predecessor companies	In accordance with the terms of the Options	Earlier of the scheduled expiry date of the Option and four years from date upon which Optionee ceases employment with the Corporation

Resignation	In accordance with terms of the Options	Earlier of scheduled expiry date of the Option and 60 days from effective date of resignation

Termination with cause or any other termination, other than upon a Change in Ownership or Control	In accordance with terms of the Options	Earlier of scheduled expiry date of the Option and 60 days from effective date of resignation

Reason for
Termination	Acceleration of Vesting	Expiry of Option

Directors[2]

Death	Immediate full vesting	Earlier of scheduled expiry date of the Option and one year from event

Change in Ownership or Control	Immediate full vesting	Earlier of scheduled expiry date of the Option and the expiry date fixed by resolution of the Board

Retirement in accordance with the Corporation’s rules respecting retirement age for Directors	In accordance with the terms of the Options	Earlier of the scheduled expiry date of the Option and four years from date upon which Director ceases to hold office

Not Renominated or Reelected	In accordance with the terms of the Options	Earlier of scheduled expiry date of the Option and four years from the date upon which the Director ceases to hold office

Resignation	In accordance with terms of the Options	Earlier of scheduled expiry date of the Option and 60 days from effective date of resignation

Any other termination or removal, other than upon a Change in Ownership or Control	In accordance with terms of the Options	Earlier of scheduled expiry date of the Option and 60 days from effective date of resignation
7.3	Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director where the Optionee continues to be employed on a full-time basis by, or continues to be a director or officer of, the Corporation or any Affiliate of the Corporation.

7.4	If an Option expires during, or within five Business Days after, a trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the Plan, the expiry date of the Option shall be deemed to be extended for a period of ten Business Days less the number of Business Days between the date on which the trading black-out period is lifted by the Corporation and the date on which the Option would have otherwise expired.

[2]	Prior to March 25, 2002, the Plan provided for the grant of Options to directors of the Corporation and a number of Options had been granted to directors and remained outstanding at the date of the amendments.

8.	EXERCISE OF OPTIONS
8.1	Subject to the provisions of the Plan, an Option may be exercised from time to time by notification by the Optionee using the automated web-based participant platform provided at the direction of the Corporation to facilitate the administration of the Corporation’s stock-based compensation programs, including this Plan. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and full payment in cash or cash equivalent.

8.2	Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:
(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance, or sale thereof;

(b)	the listing of such Shares on any stock exchange on which the Shares may then be listed; and

(c)	the receipt from the Optionee of such representations, agreements, and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.
In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations, and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

8.3	Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation or an Affiliate may require as a condition for the exercise of an Option an arrangement satisfactory to the Corporation or Affiliate concerning any and all employment taxes that may be due as a result of the exercise of the Option. Any such arrangement could include, but is not limited to, the following terms:
(a)	the Optionee’s remittance to the Corporation or Affiliate of the amount of employment taxes required to be withheld in the transaction; or

(b)	for Optionees who are existing employees, the employment taxes required to be withheld in the transaction could be withheld from the Optionee’s other cash compensation.

This Section 8.3 shall also apply to any Optionee who is a US Taxpayer making a Code Section 83(b) election and to the transferees of an Optionee who is a US Taxpayer under Section 5.8 and Section 5.9.
9.	EXERCISE OF SARS
9.1	Subject to the provisions of the Plan, SARs may be exercised from time to time by notification by the Optionee using the automated web-based participant platform provided at the direction of the Corporation to facilitate the administration of the Corporation’s stock-based compensation programs, including this Plan. Cash in an amount equal to the aggregate of the amounts payable under Article 6 in respect of the surrender of such rights, net of any applicable withholdings (including employment taxes), shall be delivered to the Optionee within a reasonable time following the receipt of such notice.

9.2	Payments pursuant to this Article 9 shall be made by either the Corporation, or the Affiliate that employs the Optionee, as directed by the Board from time to time.
10.	CHANGE IN OWNERSHIP OR CONTROL AND CERTAIN ADJUSTMENTS
10.1	Notwithstanding the terms of the Option, the terms of any employment agreement between the Corporation or any Affiliate and the Optionee, and any other terms of the Plan, in circumstances where the holders of Shares or vested Options would have the right to vote or dissent in respect of or participate in a transaction or transactions giving rise to a Change in Ownership or Control event described in clauses (i), (iii), (iv), or (vi) of the definition of Change in Ownership or Control:
(a)	the Corporation shall ensure that each Optionee shall have the same such rights to vote, dissent, or participate as such Optionee would have if, at all material times, the Optionee’s outstanding unvested Options were vested and the Optionee’s Options (vested and unvested) had been fully exercised by the Optionee at all material times; and

(b)	upon the occurrence of such Change in Ownership or Control event, the Optionee shall execute and deliver such documents and instruments and take such other action including, without limitation, exercise of Options vesting upon such occurrence pursuant to Section 7.2, as may be required by the Corporation, consistent with the Optionee’s exercise of the rights pursuant to Section 10.1(a) above.
10.2	Appropriate adjustments regarding Options granted or to be granted, in the number of Shares optioned and in the Exercise Price, shall be made by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations, or reclassifications of the Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to approval by the shareholders of the Corporation and to acceptance by the Toronto Stock Exchange, respectively, if applicable. No adjustment shall be made pursuant to this Section 10.2 with regard to US Taxpayers unless consistent with the terms of the Code Section 409A Treasury Regulations which provide for the exemptions of nonstatutory stock options and SARs from Code Section 409A and shall not include any feature for the deferral of compensation other than the deferral of recognition of income from the exercise of the Options and SARs.
11.	AMENDMENT OR DISCONTINUANCE OF PLAN AND OPTIONS GRANTED UNDER THE PLAN
11.1	The Board may amend, suspend, or discontinue the Plan, and amend or discontinue any Options granted under the Plan, at any time. Without limiting the foregoing, the Board is specifically authorized to amend the terms of the Plan, and the terms of any Options granted under the Plan, without obtaining shareholder approval, to:
(a)	amend the vesting provisions in circumstances involving the retirement, termination, death, or Disability of Optionees;

(b)	amend the provisions relating to a Change in Ownership or Control;

(c)	amend the termination provisions, except as otherwise provided in Section 11.3(b) hereof;

(d)	amend the eligibility requirements of Eligible Persons which would have the potential of broadening or increasing Insider participation, except as otherwise provided in Section 11.2(c) hereof;

(e)	add any form of financial assistance;

(f)	amend a financial assistance provision which is more favourable to Eligible Persons;

(g)	add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Shares from the reserved Shares;

(h)	add a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Corporation; and

(i)	make other amendments of a housekeeping nature.
For greater certainty, the Board may at any time without requiring the consent or agreement of an Optionee add SARs to any Option granted on or after January 1, 2004, that was granted without connected SARs.

11.2	Notwithstanding Section 11.1, no amendments to the Plan to:
(a)	increase the number of Shares reserved for issuance under the Plan (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);

(b)	change the manner of determining the Exercise Price so that the Exercise Price is less than the Market Price of the Shares on the date on which the Option and/or SARs are granted by the Board;

(c)	include directors who are not also Eligible Persons; or

(d)	amend Section 5.8 hereof;
shall be made without obtaining approval of the shareholders in accordance with the requirements of the Toronto Stock Exchange.

11.3	Notwithstanding Section 11.1, no amendments to granted Options or SARs to:
(a)	reduce the Exercise Price, or cancel and reissue any Options or SARs so as to in effect reduce the Exercise Price;

(b)	extend the termination date beyond the original expiration date, other than in accordance with Section 7.4 hereof; or

(c)	permit granted Options or SARs to be transferable or assignable other than in accordance with Section 5.8 hereof;
shall be made without obtaining approval of the shareholders in accordance with the requirements of the Toronto Stock Exchange; and no action shall be taken with respect to granted Options without the consent of the Optionee, unless the Board determines that such action does not materially alter or impair such Option.

11.4	No amendment, suspension, or discontinuance of the Plan or of any granted Option may contravene the requirements of the Toronto Stock Exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject to.
12.	ACCOUNTS AND STATEMENTS

The Corporation shall maintain, or cause to be maintained, records of the details of each Option and SAR granted to each Optionee under the Plan. Upon request therefor from an Optionee and at such other times as the Corporation shall determine, the Corporation shall furnish, or cause to be furnished, to the Optionee a statement setting forth details of his or her Options and SARs. Such statement shall be deemed to have been accepted by the Optionee as correct unless written notice to the contrary is given to the Corporation within 10 days after such statement is given to the Optionee.

13.	NOTICES
13.1	Any payment, notice, statement, certificate, or other instrument required or permitted to be given to an Optionee or any person claiming or deriving any rights through him or her shall be given by:
(i)	using the automated web-based participant platform provided at the direction of the Corporation to facilitate the administration of the Corporation’s stock-based compensation programs, including this Plan;

(ii)	delivering it personally to the Optionee or the person claiming or deriving rights to him or her, as the case may be; or

(iii)	mailing it, postage paid (provided that the postal service is then in operation), or otherwise having it delivered to the address which is maintained for the Optionee in the Corporation’s or the Affiliate’s (as the case may be) personnel records.
13.2	Any payment, notice, statement, certificate, or instrument required or permitted to be given to the Corporation shall be given by personal delivery, by mailing it, postage prepaid (provided that the postal service is then in operation), or by otherwise having it delivered to the Corporation at the following address:
Agrium Inc. 13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8 Attention: Corporate Secretary
13.3	Any payment, notice, statement, certificate, or instrument referred to in Sections 13.1 or 13.2, if delivered, shall be deemed to have been given or delivered, on the date on which it was delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second Business Day following the date on which it was mailed.
14.	MISCELLANEOUS
14.1	The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan and the issuance of the Shares by the Corporation.

14.2	Nothing in the Plan or any Option shall confer upon any Optionee any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any such Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Affiliate to extend the employment of any Optionee beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any such Affiliate or any present or future retirement policy of the Corporation or any such Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any such Affiliate. For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan.

14.3	To the extent required by law or regulatory policy necessary to allow Shares issued on exercise of an Option to be free of resale restrictions, the Corporation shall report the grant, exercise, or termination of the Option to the Toronto Stock Exchange and the appropriate securities regulatory authorities.

14.4	The Plan and all actions by the Board of Directors in respect thereof with respect to any Options or SARs held by US Taxpayers under the Plan are intended to qualify for the exemptions from Code Section 409A provided in Treasury Regulations 1.409A-1(b)(5)(i)(A) and (B). The Plan shall at all times be construed in accordance with such intent.
15.	SHAREHOLDER AND REGULATORY APPROVAL

The Plan shall, to the extent required by applicable laws and the rules of applicable governing regulatory authorities, be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation in accordance with the Canada Business Corporations Act and to acceptance by the Toronto Stock Exchange. Any SARs granted under this Plan prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such SARs may be exercised unless and until such approval and acceptance is given.

16.	TRANSITION

This Plan, originally approved and implemented on March 15, 1995, was amended January 5, 1996, May 5, 1999, May 10, 2000, and May 8, 2002, was amended and restated effective January 1, 2004, with shareholder approval at the Annual General Meeting of Shareholders held on April 28, 2004, was further amended May 9, 2005, and December 13, 2005, was further amended and restated effective February 21, 2007, was further amended and restated effective February 27, 2008, was further amended and restated effective December 12, 2008, and shall continue in full force and effect as of December 12, 2008, as herein provided.

17.	GENERAL
17.1	This Plan shall be construed and interpreted in accordance with the laws of Alberta.

17.2	Any reference to a statute, regulation, rule, instrument, or policy statement shall refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced, or re-enacted from time to time.

17.3	If any provision of this Plan is determined to be void, the remaining provisions shall be binding as though the void parts were deleted.

17.4	Notwithstanding any other provision of this Plan, any Board action concerning the Plan and a US Taxpayer, or any Option or SAR granted hereunder to a US Taxpayer, shall satisfy the requirements of the exemptions from the application of Code Section 409A under Treasury Regulation 1.409A-1(b)(5).

SCHEDULE “A”
A.     Change in Ownership or Control
“Change in Ownership or Control” shall mean a change in the legal or effective control of the Corporation, the creation of a Control Block, or the coming into existence of a Controlling Party, in any manner whatsoever, whether as a result of, or in connection with, a take-over bid, amalgamation, arrangement, merger, other form of business combination, asset disposition, contested election of the Board, or any combination of the foregoing transactions, or otherwise; and without limiting the foregoing, a Change in Ownership or Control shall conclusively be deemed to have occurred upon the occurrence of any of the following events:
(i)	any acquisition, direct or indirect, of securities of the Corporation, any amalgamation, arrangement, merger, reorganization, or other business combination or any other transaction which results in a person or group of persons becoming a Controlling Party or which results in a Controlling Party holding securities in a number which would entitle the holder or holders thereof to cast 20% or more (a “Control Block”) of the votes attaching to all voting securities of the Corporation (or any resulting corporation) which may be cast to elect directors of the Corporation or any resulting corporation;

(ii)	the sale, lease, exchange, or other transfer or disposition, in a single transaction or a series of related transactions, of (a) assets of the Corporation having a market value equal to 50% or more of the market value of all of the assets of the Corporation or (b) assets comprising all or substantially all of a business segment or division of the Corporation (but only with respect to the Optionees responsible for such business segment or division);

(iii)	the liquidation, dissolution, or winding-up of the Corporation or any successor or any subsidiary or division, in a single transaction or a series of related transactions, which results in a distribution of (a) assets of the Corporation having a market value equal to 50% or more of the market value of all of the assets of the Corporation or (b) assets comprising all or substantially all of a business segment or division of the Corporation (but only with respect to the Optionees responsible for such business segment or division), or if the Corporation becomes bankrupt or insolvent;

(iv)	any amalgamation, arrangement, merger, reorganization, or other business combination or any other transaction unless those persons who were shareholders of the Corporation immediately prior to the implementation of such transaction own at least 60% of the shares or other equity interests in the Corporation or any resulting entity (including any entity which owns the Corporation or all or substantially all of its assets) outstanding immediately after such transaction;

(v)	a change in the composition of the Board as a result of a contested election of directors, with the result that the persons who were directors of the Corporation prior to such contested election do not constitute a majority of the directors elected in such election; or

(vi)	the Board adopts a resolution to the effect that, for purposes of this Plan, a change in control of the Corporation has occurred or is imminent. At the time that the Board considers any major acquisition or divestiture, it also shall consider whether the transaction, acquisition, or divestiture should be considered a change of control for the purposes of this clause.
For the purposes of this definition, “associate” and “person” shall have the meaning given to such terms in Sections 1(c) and 1(mm), respectively, of the Securities Act (Alberta).
For the purposes of this definition, “Controlling Party” means any person or any group of persons acting in concert, or associates or affiliates of any such person or group of persons, other than the Corporation or any subsidiary, which holds beneficially and/or of record, directly and/or indirectly, a Control Block or which participates in a transaction or series of transactions pursuant to which such person or group of persons acquires effective control of the Corporation.

Schedule “B”
The following is the version of Section 7.2 that applies to options granted prior to May 10, 2000, where the optionholder has not agreed to have the amendments enacted on that date apply to the options granted prior to May 10, 2000.
7.2	If, before the expiry of an Option in accordance with the terms thereof, the employment of the Optionee by the Corporation or by any Subsidiary of the Corporation or the position of Optionee as a Director of the Corporation shall terminate for any reason whatsoever, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the Optionee, or, if the Optionee is deceased by the legal personal representative(s) of the estate of the Optionee on the following basis:

Reason for Termination	Acceleration of Vesting	Option Exercise

Optionees Other Than Directors

Death	Immediate full vesting	Earlier of Expiry Date and one year from event

Retirement at normal retirement age	Same	Same

Early retirement required by Corporation	Same	Same

Termination without cause	Same	Earlier of Expiry Date and one year from the end of the agreed or otherwise binding severance period

Resignation	In accordance with terms of the Options	Earlier of Expiry date and 60 days from effective date of resignation

Termination with cause or any other termination	Same	Same

Directors

Death	Immediate full vesting	Earlier of Expiry Date and one year from event

Retirement in accordance with the Corporation’s rules respecting retirement age for Directors	Same	Same

Reason for Termination	Acceleration of Vesting	Option Exercise

Not renominated or re-elected	Same	Earlier of Expiry Date or one year following the date the Director ceases to hold office

Resignation	In accordance with terms of the Options	Earlier of Expiry Date and 60 days from effective date of resignation

Any other termination or removal	Same	Same